Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) of Media General, Inc., pertaining to the MG Advantage 401(k) Plan, of our reports dated January 30, 2007, with respect to the consolidated financial statements of Media General, Inc. incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 2006, management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of the Company, and the related financial statement schedule included therein, and our report dated June 9, 2006, with respect to the financial statements and supplemental schedule of the MG Advantage 401(k) Plan included in the Plan’s Annual Report (Form 11-K), for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst and Young LLP

Richmond, Virginia

May 4, 2007